[Yahoo! letterhead]

January 28, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yahoo! Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 8, 2012

Form 8-K

Filed November 30, 2012

File No. 000-28018

Dear Mr. Gilmore:

Yahoo! Inc. (“we” or “Yahoo!”) received your letter dated December 27, 2012 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. We have responded below to the Staff’s comments included in the Letter. For the convenience of the Staff, each comment from the Letter is restated in italics prior to our response.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Condensed Consolidated Financial Statements

Note 11. Commitments and Contingencies

Contingencies, page 19

1.	We note your November 30, 2012 Form 8-K disclosure regarding the $2.7 billion non- final judgment entered against the company in the 49th Civil Court of the Federal District of Mexico City. Please provide us with the following information regarding this matter:

•	A detailed timeline of the significant events pertaining to this judgment;

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We have attached as Exhibit A to this letter a detailed timeline of the significant events pertaining to the non-final judgment (the “Judgment”) entered by the 49th Civil Court of the Federal District of Mexico City (the “49th Civil Court of Mexico”).

The underlying legal action arose from commercial contracts entered into between April 25, 2002 and November 16, 2004 between (a) Yahoo! de Mexico, S.A. de C.V. (“Yahoo! Mexico”) and Ideas Interactivas, S.A. de C.V. (“Ideas”), (b) Yahoo! Mexico and Worldwide Directories, S.A. de C.V. (“WWD”), and (c) Yahoo! and WWD. The contracts pertained to a co-branded printed copy and online business listing service (similar to a yellow pages service) marketed as “Yahoo! Paginas Utiles”.

The co-branded listing services were conducted in Mexico between 2002 and 2009 and consisted of a printed book and an online listing service. The co-branded listing services were not conducted outside of Mexico.

The listing services were initially conducted pursuant to an agreement between Yahoo! Mexico and Ideas entered into in 2002 and were later also conducted pursuant to an agreement entered into between Yahoo! Mexico and WWD in 2004. In addition, Yahoo! Mexico and Ideas also entered into an agreement in 2003 for Yahoo! Mexico to perform feasibility studies for conducting listing services in other markets outside of Mexico.

Yahoo! and WWD entered into an agreement in 2004. This agreement included undertakings to conduct listing services in Puerto Rico, but these undertakings were terminated and releases granted in June 2005. No listing services were ever conducted in Puerto Rico.

Yahoo! also entered into a non-binding letter of intent with Ideas in 2003 addressing the potential of entering into agreements to conduct listing services in other countries. No definitive agreements to conduct listing services in other countries were ever entered into pursuant to the letter of intent.

[***] Yahoo! Mexico counterclaimed for, and was awarded as part of the Judgment, $2.6 million, including interest, for payments not made by WWD.

On November 16, 2011, Ideas and WWD commenced an action in the 49th Civil Court of Mexico against Yahoo!, Yahoo! Mexico, Yahoo International Subsidiary Holdings, Inc. and Yahoo Hispanic Americas LLC. The plaintiffs alleged claims of breach of contract, breach of promise, and lost profits. The complaint alleged total damages of approximately $2.75 billion. Of this amount, (i) approximately $269 million was alleged to represent damages and loss of profits for the listing services conducted in Mexico, (ii) approximately $53 million was alleged to represent damages and loss of profits in Puerto Rico where no

[***] Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

services were ever conducted, (iii) approximately $2.4 billion was alleged to represent damages and loss of profits in various countries (Japan, Australia, New Zealand, France, United States (California), Costa Rica, Dominican Republic and Panama in which no listing services were ever conducted and no definitive agreements were ever entered into to provide listing services), (iv) $172,500 representing amounts paid and value added tax alleged to be owed to plaintiffs in connection with feasibility studies to be conducted, and (v) approximately $28 million (MXP 361,677,412) was alleged to represent expenses plaintiffs incurred in Mexico.

•

At each reporting date since entry into the contracts tell us how you evaluated any related contingent loss recognition and disclosures, including any estimates of reasonably possible losses in excess of amounts accrued, considering the guidance in ASC 450-20-50; and

Yahoo! considers legal contingencies in the preparation and filing of its quarterly and annual financial statements. It does so in accordance with ASC 450-20-50 to determine whether there are any loss contingencies that could have a material impact on Yahoo!’s consolidated financial position, results of operations or cash flows and, if so, whether such loss contingencies are probable or reasonably possible and whether a loss or range of reasonably possible losses can be reasonably estimated and disclosed in footnotes to Yahoo!’s financial statements.

With respect to each known or threatened legal proceeding, the attorney(s) in the legal department responsible for the matter in consultation with outside counsel as deemed appropriate makes an initial assessment of the proceeding, including the claims alleged, any specified demand for damages and other relevant factors, to determine the likelihood that the matter could have a material impact on Yahoo!. This initial assessment is updated by the attorney based on procedural and other developments in the case, such as the discovery process, factual investigation of the claims, legal analysis, motion proceedings, settlement discussions, and reports of expert witnesses.

The attorney(s) in the legal department responsible for management of litigation regularly reviews his or her matters with the General Counsel and identifies those matters requiring an additional level of assessment. The attorney and General Counsel review these identified matters on a regular basis and, in consultation with outside legal counsel as determined appropriate, review, among other things, the procedural status and developments of the legal proceeding, any specified demands for damages, opinions of third party experts, the documentary evidence and testimony of witnesses, potential opportunities to dispose of the matter before trial (for example, a motion to dismiss or summary judgment), the status of, or likelihood for engaging in, mediation proceedings, the amount of time remaining before trial, arbitration or mediation, the status and course of discovery, an assessment of recent decisions in comparable cases, if any, whether the parties have made any settlement offers, Yahoo!’s judgment about the reasonableness of such offers, and the input of internal and outside legal counsel concerning the likelihood of success at trial or in arbitration and potential damages.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

On a monthly basis, litigation attorneys in the legal department meet with members of the finance department to review, among other things, Yahoo!’s existing loss accruals for identified legal proceedings and to assess, based on the reviews described above, whether any changes to existing loss accruals or any new loss accruals are needed. Further, after the end of each quarter but before Yahoo! files its applicable quarterly or annual periodic report, the General Counsel meets with members of the finance department, including the Controller or his designee, to review Yahoo!’s loss accruals, if any, with respect to the identified legal proceedings and to consider whether additional disclosures are required by ASC 450-20-50 with respect to identified legal proceedings after considering, among other things, whether the proceeding is reasonably expected to materially impact Yahoo!’s consolidated financial position, results of operations or cash flows.

Based on all discussions, the General Counsel (in consultation with other members of the legal department as determined appropriate) and the Controller (in consultation with the Chief Financial Officer and other members of the finance department as determined appropriate) make a determination with respect to which legal proceedings may be reasonably expected to materially impact the Company’s consolidated financial position, results of operations or cash flows and (i) whether a loss accrual is required because losses are probable, (ii) whether additional disclosure is required in footnotes to Yahoo!’s financial statements in accordance with ASC 450-50-20 because losses, including where applicable, losses in excess of amounts already accrued, are reasonably possible, and (iii) where losses are reasonably possible, whether a reasonable estimate of such losses or a range of losses can be made and disclosed.

The General Counsel reviews with Yahoo!’s disclosure committee information concerning the status of and material developments with respect to Yahoo!’s legal proceedings before the filing of each applicable periodic report. Prior to the filing of each quarterly or annual periodic report, the General Counsel discusses his determinations with respect to the identified legal proceedings with Yahoo!’s external auditors, reviews other pending proceedings with the auditors and provides them with a litigation representation letter.

For the Mexico matter, Yahoo! followed its processes as described above at each relevant reporting period. Consistent with the processes described above, Yahoo! determined, prior to the filing of each of its periodic reports before and after the filing of the complaint on November 16, 2011 (an Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 have been filed since the filing of the complaint), that the matter was not reasonably expected to materially impact Yahoo!’s consolidated financial position, results of operations or cash flows because the likelihood that Yahoo! would incur losses with respect to the matter was remote. At various stages of the proceedings, internal attorneys who were involved with the management of the litigation regularly reported on it to the General Counsel and considered it with attorneys assisting in the preparation of Yahoo!’s periodic reports for potential disclosure.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

At each relevant reporting period, Yahoo! concluded that if the matter proceeded to and the outcome was determined by court decision made consistent with applicable law, the court would decide in Yahoo!’s favor on all material claims and Yahoo! and Yahoo! Mexico would not incur material losses with respect to the matter. [***]

In making its assessments, Yahoo! considered:

(1)	The plaintiffs’ claims are based on (i) agreements that were either (a) terminated by agreement with releases; or (b) expired or terminated in accordance with their terms; (ii) a non-binding letter of intent pursuant to which no definitive agreements were ever entered into to provide services outside of Mexico; or (iii) correspondence that did not constitute agreements.

The agreements with Ideas, other than the agreement to conduct feasibility studies, were terminated by mutual written agreement in 2004. The Yahoo! Mexico agreement with WWD terminated in 2009 by non-renewal. Finally, the letter of intent submitted by plaintiffs as evidence of a contractual obligation to commence listing services in other countries was expressly non-binding and required the entry into definitive agreements as a condition to commencing listing services in other countries. No such definitive agreements were ever entered into by the parties. We also note that the plaintiffs submitted an unsigned copy of the letter of intent as evidence to the court which is insufficient under Mexican law to support their claims.

(2)	Yahoo! and Yahoo! Mexico were advised that loss of profits, of the type claimed by plaintiffs, are not awardable under Mexico law. Specifically, Mexico law requires that damages and loss of profits must be a direct and immediate consequence of a breach of contract to be awarded.

Of the damages alleged, approximately $2.453 billion represented loss of profits pertaining to listing services in countries outside Mexico where no listing services were ever conducted or agreed to be conducted. Such damages were not only highly speculative but also were wholly unsupported as no binding agreements to conduct services outside Mexico existed. A significant portion of the balance of the alleged damages was for loss of profits for the services conducted in Mexico. Such damages were also highly speculative and moreover, were disproportionate to the underlying services. Yahoo! Mexico received approximately $300,000 from Ideas. Minimum guaranteed payments payable by WWD to Yahoo! Mexico totaled approximately $2 million (only approximately $71,000 of which were paid).

[***]	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

(3)	The plaintiffs’ alleged damages and loss of profits were precluded by the contracts at issue through, among other things, contractual and legal limitations of liability.

(4)	The plaintiffs, as required under Mexico law, filed their documentary evidence supporting their allegations at the same time as their complaint was filed. This allowed Yahoo!, Yahoo! Mexico, and their outside counsel to assess the merits of all claims shortly after the lawsuit’s initiation and to determine that the claims were unsupported by the evidence and applicable law.

(5)	Yahoo! and Yahoo! Mexico determined that plaintiffs’ pleadings in the complaint as well as the documentary evidence filed by plaintiffs in support of their allegations were deficient to support or establish plaintiffs’ claims, with the exception of a specific claim that Yahoo! Mexico breached an agreement with Ideas by failing to conduct feasibility studies for conducting the services in certain other markets. While Yahoo! believed Yahoo! Mexico had valid defenses to such alleged breach Yahoo! estimated that damages for this alleged breach if plaintiffs prevailed on the claim were approximately $172,500 (the amount paid for the studies and value added tax), and immaterial.

(6)	In addition, the plaintiffs had failed to make payments to Yahoo! Mexico for services rendered prior to the termination of the agreements. Yahoo! Mexico counterclaimed for these amounts and was awarded a judgment of $2.6 million.

Yahoo! has been advised by its Mexico counsel in making its assessments and determinations concerning the Mexico matter. Yahoo! and its counsel believe that it is not probable that the Judgment will be sustained on appeal. Accordingly, at present, Yahoo! has determined it will not make an accrual for the Judgment for its quarter ended December 31, 2012.

In the future, if Yahoo! determines that losses with respect to the Mexico matter are reasonably possible or probable and could have a material impact on Yahoo!’s consolidated financial position, results of operations or cash flows, Yahoo!, consistent with its existing practices, will record an accrual or provide appropriate disclosures as required by ASC 450-20-50 in its future filings with the Commission.

•

What consideration was given to disclosing in MD&A known uncertainties related to this judgment that you reasonably expected would have a material impact on the company’s liquidity and results of operations pursuant to Item 303 of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

As stated in Section III.B.3 of SEC Release No. 33-8350 (December 19, 2003), “. . . disclosure of a trend, demand, commitment, event or uncertainty is required unless a company is able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on the company’s liquidity, capital resources or results of operations is not reasonably likely to occur.” Consistent with the Commission’s guidance and based on Yahoo!’s assessment in connection with its review of the Mexico matter pursuant to the processes described above, Yahoo! believed, at each relevant reporting period, that it was not reasonably likely that losses with respect to this matter would occur or come to fruition or that the matter would have a material effect on Yahoo!’s liquidity, capital resources or results of operations. For this reason, at each relevant reporting period, Yahoo! believed there were no known uncertainties with respect to this matter that required disclosure in the MD&A section of Yahoo!’s periodic reports on Form 10-Q and Form 10-K filed after November 16, 2011.

2.	Your contingency disclosure on page 20 concludes, with respect to the legal proceedings and claims described, the amount of range of reasonably possible losses is not reasonably estimable for certain matters and that the aggregate amount or range of such losses that are estimable would not have a material adverse effect on the company’s financial position, results of operations or cash flows. Please tell us what consideration was given to more clearly including all known pending contingencies, including matters not specifically disclosed, in your conclusion regarding the materiality of aggregate reasonably possible losses that are estimable.

Yahoo! does include all known pending contingencies for which losses are estimable in making its determination of materiality. In future filings, Yahoo! will revise the first sentence of the concluding paragraph of the referenced legal contingencies disclosure included in the financial statement footnotes to make this clarification, as follows:

“~~With respect to the legal proceedings and claims described above, t~~The Company has determined, based on current knowledge, that the amount or range of reasonably possible losses, including reasonably possible losses in excess of amounts already accrued, is not reasonably estimable with respect to certain matters described above and that the aggregate amount or range of ~~such~~ losses that are estimable with respect to the Company’s legal proceedings, including the matters described above, would not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.”

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Form 8-K, Items 8.01, 9.01

3.	The identified litigation was not disclosed in your most recent 10-K, nor in any of your10-Qs for fiscal year 2012, although it appears to have been initiated in November 2011. Please explain, with specificity, why this litigation was not a legal proceeding required to be disclosed pursuant to Item 103 of Regulation S-K. If such litigation was not disclosed based on your belief that it was non-material or routine litigation, please fully explain the basis for this belief. Explain how you evaluated the nature of both the claims as well as the recovery sought in reaching your conclusion. Your analysis should address the implications of this legal proceeding on disclosure obligations for each reporting period after the filing of the lawsuit.

Item 103 of Regulation S-K requires disclosure of any material pending legal proceeding, other than ordinary routine litigation incidental to the business, to which we, or any of our subsidiaries, are a party. Instruction 2 to Item 103 clarifies that no disclosure is required with respect to any proceeding that involves primarily a claim for damages if the amount involved, exclusive of interest and costs, does not exceed 10 percent of Yahoo!’s consolidated current assets.

In the preparation of Yahoo!’s periodic reports on Form 10-K and Form 10-Q, Yahoo! assesses its pending legal proceedings to determine whether disclosure is required pursuant to Item 103. On a quarterly basis and prior to the filing of each of its applicable periodic reports, attorneys in Yahoo!’s legal department assisting with the preparation of Yahoo!’s periodic reports consult with the attorneys managing litigation within Yahoo!’s legal department to assess, in light of the instructions of Item 103, whether pending legal proceedings constitute ordinary routine litigation incidental to the business, whether the matters in Yahoo!’s prior disclosure remain material, and whether any other legal proceedings are material. In making their assessments, the attorneys managing litigation may evaluate, in consultation with the attorneys assisting with the preparation of Yahoo!’s periodic reports and the General Counsel and outside counsel as he or she determines appropriate, additional relevant factors, including the procedural status and developments of the legal proceeding, any specified demands for damages, opinions of third party experts engaged to assess potential damages, the documentary evidence and testimony of witnesses, potential opportunities to dispose of the matter before trial (for example, a motion to dismiss or summary judgment), the status of, or likelihood for engaging in, mediation proceedings, the amount of time remaining before trial, arbitration or mediation, the status and course of discovery, an assessment of recent decisions in comparable cases, if any, whether the parties have made any settlement offers, Yahoo!’s judgment about the reasonableness of such offers and likelihood of settlement, and the input of internal and outside legal counsel concerning the likelihood of Yahoo!’s success at trial or in arbitration and potential damages.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

While we considered the Mexico matter to be ordinary routine commercial litigation that is incidental to our business, as part of and consistent with the processes described above, we also assessed the materiality of the proceeding to determine our disclosure obligations, including those under Item 103 of Regulation S-K. In assessing the materiality of the proceeding, Yahoo! considered the materiality standard established by the Supreme Court in Basic, Inc. v. Levinson, 485 U.S. 224 (1988). In Basic, the Supreme Court instructed that “materiality depends on the significance the reasonable investor would place on the withheld or misrepresented information” and established that information is material under the federal securities laws only if there is “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” The Supreme Court in Basic further instructed that, with respect to speculative or contingent events, materiality “will depend at any given time upon a balancing of both the indicated probability that the event will occur and the anticipated magnitude of the event in light of the totality of the company activity.” Consistent with this standard, our materiality assessment considered both the magnitude of the damages specified by the plaintiffs in the action filed on November 16, 2011 as well as the probability that Yahoo! would be found liable for those damages.

Specifically, prior to the filing of each of its periodic reports filed on Form 10-K and Form 10-Q since November 16, 2011, [***]. Accordingly, Yahoo! determined that the proceeding was not material within the meaning of Item 103. The factors considered by Yahoo!, in consultation with its outside counsel, in making its determination included the specific factors set forth in our response to the third bullet of Staff Comment No. 1 (see numbered paragraphs (1) through (6) of that response on page 5 and 6 of this letter). Yahoo! considered developments in the matter as it progressed in making its determination during each relevant period.

In light of the magnitude of the complaint’s alleged damages, Yahoo!, in addition to assessing the materiality of the action under Basic, also considered Instruction 2 to Item 103. Yahoo! does not, however, believe Instruction 2 requires an automatic determination that the Mexico matter constituted a material legal proceeding requiring disclosure. Yahoo!’s view reflects the guidance set forth in Section II.C. of SEC Release No. 33-5386 (April 20, 1973) (the “1973 Release”), which states in its entirety:

“Heretofore, instructions under Item 12 of Form S-1, Item 10 of Form 10, Item 5 of Form 10-K, and Item 3 of Form 8-K have stated that a legal proceeding is not ‘material’ if it involves primarily a claim for damages and if the amount involved

[***]	Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

does not exceed 15 percent of the issuer’s current assets on a consolidated basis. The amendments adopt the proposals published for comment to reduce this standard of economic materiality to 10 percent of current assets, as being a more realistic test of materiality and one which conforms to other similar standards appearing elsewhere in the Commission’s rules and forms. This reduction will apply to all forms of litigation, regardless of whether it is related to the environment.”

Yahoo! believes that the guidance set forth in the above-quoted language of the 1973 Release clarifies that the 10 percent standard codified in Instruction 2 to Item 103 of Regulation S-K is intended to provide an objective standard at which a pending legal proceeding (regardless of other factors) is deemed to be immaterial to an issuer—i.e., as set forth in the first sentence quoted above, a legal proceeding is not “material” if it involves primarily a claim for damages and if the amount involved does not exceed 10 percent of a company’s current assets on a consolidated basis. It is Yahoo!’s view that neither Instruction 2 nor the 1973 Release was intended to set a threshold at which a pending legal proceeding involving primarily a claim for damages in an amount exceeding 10 percent of a company’s consolidated current assets is without further examination material to the company. Rather, Yahoo! believes that both Instruction 2 and the 1973 Release address proceedings that are not required to be disclosed because they fall below the specified objective standard of what is not material but does not mean that legal proceedings claiming damages that exceed the threshold are per se material and required to be disclosed.

While the damages alleged by the plaintiffs exceeded 10 percent of Yahoo!’s current assets, Yahoo! believes that it appropriately assessed the materiality of the proceeding based on the standard established in Basic and, as explained above, determined at each relevant reporting period that the proceeding was not material within the meaning of Item 103.

Promptly following the entry of the Judgment, Yahoo! filed a voluntary Report on Form 8-K reporting the Judgment. Yahoo! plans to disclose the current status of the matter in its Annual Report on Form 10-K for the year ended December 31, 2012.

4.	You describe the judgment as non-final. Please tell us whether you mean that the court may still amend its ruling and any damage calculation thereunder, or whether the ruling may be appealed to another judicial body. We understand that the ruling was characterized by the court as a definitive sentence. In your response, please describe the respects in which the court finding is or is not “definitive” or “final.”

The Judgment is non-final in both respects.

First, the Judgment, even if it were to be affirmed following multiple levels of appellate review that are available (see Response to Comment No. 5), purports to leave open for determination in future proceedings certain other alleged damages that were not quantified by the 49th Civil Court of Mexico that issued the Judgment.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Second, Yahoo! and Yahoo! Mexico have appealed the Judgment to the Third Civil Chamber of the Superior Court of Justice for the Federal District, which must consider and decide the issues presented on appeal. This appellate review is not discretionary. The appeals by Yahoo! and Yahoo! Mexico are currently pending. In addition to this appellate review, there are further levels of appeal available to Yahoo! and Yahoo! Mexico as described in the response to Comment No. 5 below.

5.	Please provide summaries of the following information regarding the appeals process:

•	Your available options regarding avenues of appeal;

•	The legal scope of any appeal proceedings (e.g., de novo review); and

•	Whether appeals are automatically granted as a matter of law and/or practice, or whether the judicial bodies have discretion as to such grants.

We have the following options regarding avenues of appeal and, in describing each of these options below, we have addressed the scope of each appeal proceeding and whether each appeal must be heard as a matter of law or instead is granted only at the discretion of the court.

First, on December 12, 2012, on behalf of Yahoo! Mexico, and on December 13, 2012, on behalf of Yahoo!, we appealed the Judgment to a three-magistrate panel of the Superior Court of Justice for the Federal District. This appeal must be heard as a matter of law. In this instance, the panel reviewing the appeal will be the Third Civil Chamber (Tercera Sala Civil). The panel has the authority to remand the case with instructions back to a lower court or to conduct its own de novo review on all issues decided (i.e., both liability and damages).

Second, a decision of the Superior Court of Justice for the Federal District may be appealed by filing a petition (referred to as an amparo petition) with the Mexican Federal Civil Collegiate Court for the First Circuit. This petition, if filed, must also be heard as a matter of law. This review is a separate proceeding commenced in a different Mexican (federal) court system by the filing of a petition and is often characterized as an “appeal” because, in practice, litigants use the procedure to challenge decisions of Mexican appellate state courts. The party filing a petition with the Mexican Federal Civil Collegiate Court for the First Circuit may challenge the decision of the Superior Court of Justice for the Federal District as unconstitutional, unlawful, or both, and the Mexican Federal Civil Collegiate Court for the First Circuit may remand the case back to either the appeal panel of the Superior Court of Justice for the Federal District or to a trial court, in each case with instructions.

Third, a party may petition a decision of the Mexican Federal Civil Collegiate Court for the First Circuit for review by the Supreme Court of Justice of the Nation of Mexico. This petition, if filed, is granted at the discretion of the Supreme Court of Justice of the Nation of Mexico. The review, if conducted, is limited to interpretations of the Constitution or the constitutionality of a certain provision of law.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

6.	You describe the plaintiffs’ claims as without merit. In light of the fact that a judgment was entered against you at the conclusion of proceedings at the trial court level, please briefly explain the basis of the statement.

Yahoo!’s determination that the plaintiffs’ claims were without merit was made after numerous internal and external discussions with the legal counsel handling our defense and is based on a thorough inquiry of the facts, including a review of all relevant agreements, and an examination of plaintiffs’ allegations and evidence, and applicable law. Specifically, the Staff’s attention is directed to the factors specified in in our response to the third bullet of Staff Comment No. 1 (see numbered paragraphs (1) through (6) of that response on pages 5 and 6 of this letter).

Yahoo!’s determination also included consideration of the following:

(1)	The Judgment failed to consider 18 of the19 defenses asserted by Yahoo! Mexico and all of the 18 defenses asserted by Yahoo!.

(2)	The Judgment was signed by a law clerk who Yahoo! believes did not have the authority to issue the Judgment.

Judge Jorge Luis Ramirez Sanchez acted as the judge presiding over the case from its outset. Judge Ramirez Sanchez unexpectedly took leave from his position in November 2012. Shortly thereafter, on November 28, 2012, the Judgment was signed by the law clerk and secretary to Judge Ramirez Sanchez, Mr. Juan Francisco Garcia Segu. Just three business days later, on December 3, 2012, a new permanent Judge was seated in the 49th Civil Court to replace Judge Ramirez Sanchez.

It is Yahoo!’s position that the Judgment was issued unlawfully by a person who lacked the requisite jurisdictional authority and competence to do so. On January 7, 2013, Yahoo!’s counsel filed an administrative complaint with the Mexico Commission on Judicial Discipline of the Judiciary Council for the Federal District that is separate from the appeals process, challenging the authority and competence of Mr. Segu to issue the Judgment. The Judiciary Council is part of the Tribunal of Justice of the Federal District and is in charge of administration, supervision and disciplinary matters. The administrative complaint is currently pending.

(3)	Mr. Segu made findings against entities that were dropped from the complaint by the plaintiffs.

As noted in our response above to Comment No. 1, plaintiffs’ complaint named Yahoo International Subsidiary Holdings Inc. and Yahoo Hispanic Americas LLC. These companies were never served with the complaint and were dropped from the lawsuit months before the date of the Judgment. Notwithstanding this fact, Mr. Segu,

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

in his decision, made findings against these entities that were not even parties to the proceeding or given any opportunity to provide defenses or participate in the process.

We continue to believe that, notwithstanding the Judgment, the plaintiffs’ claims are without merit and we have filed appeals with our detailed arguments.

As requested by the Staff, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (408) 336-0012 or Robert Plesnarski of O’Melveny & Myers LLP at (202) 383-5149 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ Ken Goldman

By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Mark P. Shuman

Branch Chief-Legal, Division of Corporation Finance

Ivan Griswold

Staff Attorney, Division of Corporation Finance

Joyce Sweeney

Staff Accountant, Division of Corporation Finance

Aman S. Kothari

Senior Vice President, Global Controller and Chief Accounting Officer, Yahoo! Inc.

Ronald S. Bell

Executive Vice President, General Counsel and Secretary, Yahoo! Inc.

Stephanie I. Splane

Vice President and Deputy General Counsel, Corporate Legal Affairs, Yahoo! Inc.

Robert Plesnarski

O’Melveny & Myers LLP

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

EXHIBIT A

Timeline

Timeline of significant events pertaining to the November 28, 2012 decision rendered against Yahoo! Inc. (“Yahoo!”) and Yahoo de Mexico, S.A. de C.V. (“Yahoo! Mexico”) in the 49th Civil Court of the Federal District of Mexico City.1

Date	Event

April 25, 2002	Yahoo! Mexico and Ideas executed Mutual Non-Disclosure Agreement.

September 10, 2002	Yahoo! Mexico and Ideas executed Agreement that was amended on June 24, 2003 and May 20, 2004.

June 25, 2003	Agreement between Yahoo! Mexico and Ideas regarding the conduct of feasibility studies.

August 1, 2003	Mutual Non-Disclosure Agreement between Yahoo! and WWD.

December 29, 2003	Non-binding Letter of Intent between Yahoo! and Ideas.

September 1, 2004	Yahoo! Mexico and WWD executed Agreement.

September 15, 2004	Yahoo! Mexico and Ideas executed Termination Agreement terminating Mutual Non-Disclosure Agreement dated April 25, 2002 and Agreement dated September 10, 2002, as amended.

October 15, 2004	Yahoo! and WWD executed a License, Services and Promotion Agreement that was amended on November 16, 2004. This agreement included services in Puerto Rico.

June 28, 2005	Letter agreement between WWD and Yahoo! Mexico. WWD (1) acknowledges failure to pay Yahoo! Mexico amounts of $366,365.08 and MXP355,729.42 under September 1, 2004 Agreement and (2) Puerto Rico project fully terminated without liability to any party and all releases given without reservation.

August 31, 2009	Letter from Yahoo! Mexico to WWD terminating by notice of non-renewal of the Agreement dated September 1, 2004.

October 14, 2009	Automatic expiration of License, Services and Promotion Agreement between Yahoo! and WWD.

February 24, 2011	Worldwide Directories, S.A. de C.V. (“WWD”) filed a pre-trial action against Yahoo! Mexico. This was a discovery proceeding seeking admissions and production of documents by Yahoo! Mexico.

[1]	In addition to the events listed in the timeline, [* * *].

[* * *] Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

A-1

CONFIDENTIAL TREATMENT REQUESTED BY YAHOO! INC. PURSUANT TO 17 C.F.R. SECTION 200.83

Date	Event

September 5, 2011	Pre-trial discovery proceeding action was dismissed by court order.

November 16, 2011	Complaint filed against Yahoo! Mexico, Yahoo!, Yahoo International Subsidiary Holdings Inc., and Yahoo Hispanic Americas, LLC in the Federal 49th Civil Court of the Federal District of Mexico City.

December 7, 2011	Response filed by Yahoo! Mexico.

December 7, 2011	Counterclaim against WWD filed by Yahoo! Mexico.

January 27, 2012	Response filed by Yahoo!.

April 10, 2012	WWD withdraws the claim filed against Yahoo! International Subsidiary Holdings Inc. and Yahoo! Hispanic Americas, LLC.

April 13, 2012	Date of order opening 40-day evidentiary period.

August 29, 2012	[* * *].

November 8, 2012	Closing arguments filed.

Mid-November 2012	Presiding judge in the case takes leave from his position.

November 28, 2012	Decision signed by law clerk of the court. Judgment entered against Yahoo! and Yahoo! Mexico in favor of WWD and Ideas for $2,752,947,383 and on the counterclaim against WWD in favor of Yahoo! Mexico for $2,646,740.

December 12, 2012	Yahoo! Mexico filed appeal.

December 13, 2012	Yahoo! filed appeal.

January 7, 2013	Mexican counsel to Yahoo! and Yahoo! Mexico filed an administrative complaint with the Commission on Judicial Discipline of the Judiciary Council for the Federal District.

[* * *] Confidential treatment requested by Yahoo! Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

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